

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

<u>Via E-mail</u>
J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

> **Re:** **CompuCredit Holdings Corporation**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 6, 2012**
> **Form 10-Q for the period ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 000-53717**

Dear Mr. Whitehead:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                     /s/ John P. Nolan

                                    John P. Nolan
                                    Senior Assistant Chief Accountant